TSX:GNG
www.goldengoliath.com

Golden Goliath Exploration Update

Vancouver, Canada, May 7, 2012

For immediate release

Golden Goliath Resource’s (TSX V:GNG) (US:GGTH-F) highly experienced exploration team has made great advances in defining the resource potential on the Company’s 100% owned Nopalera property in the Sierra Madre Gold-Silver Belt of northwestern Mexico.

Nopalera is strategically located between our joint venture with Agnico Eagle on our Los Hilos property and Fresnillo PLC’s Orisyvo deposit with a 9.2M ounce porphyry-related gold resource.

Mineralization within the Sierra Madres is mainly structurally controlled.  Our team has mapped many of these regional structures on Nopalera including some of the same structures that host gold deposits within the region.

Analysis of these structures that run through Nopalera show extensive zones of silicification and vuggy quartz which demonstrate there were mineralizing events.  Vuggy quartz is critical as it is only found in association with high sulphidation epithermal mineralization, such as at Orisyvo.

Further detailed analysis of the mineralization along these structures show coincident gold anomalies which clearly demonstrate the potential of hosting a gold deposit.  Coincident anomalies in silver, barite, antimony and molybdenum represent the pathfinder elements for a potential porphyry deposit at depth, such as is found on Fresnillo’s adjacent property.

Golden Goliath CEO, Paul Sorbara comments “The detailed study and interpretation of these mineralizing structures, their geochemistry and pathfinder elements has led to many discoveries in the Sierra Madre including over 9 million ounces of gold at Orisyvo, next door.  Our work has focused on these same principles and we are confident it will lead to the same success”.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed and approved this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.
J. Paul Sorbara, M.Sc., P.Geo
President & CEO
Phone: +1(604)-682-2950
Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.